SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated August 3rd, 2006 announcing Registrant's second quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: August 3rd, 2006

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS RECORD REVENUES
FOR 2ND QUARTER & 1ST HALF 2006

– Q2 Revenues Rise for 10th Straight Quarter to Record $3.6M –
– Momentum Continues to Build With New Design Wins and Penetration into
Strategic New Markets –

        KFAR SAVA, Israel – August 3, 2006 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported financial results for the second quarter and six months ended June 30, 2006.

        Revenues for the second quarter of 2006 were $3.6 million, an increase of 38% compared with $2.6 million in the second quarter of 2005, the Company’s highest on record. This is the Company’s tenth consecutive quarter of increasing revenues, and growth of 11% compared sequentially to the first quarter of 2006. Net income for the quarter was $319,000, or $0.06 per share (basic and diluted) compared with $315,000, or $0.07 per share (basic and diluted), for the second quarter of 2005.

        Revenues for the first half of 2006 increased by 41% to a record $6.9 million compared with $4.9 million for the first six months of 2005. Net income for the period increased by 86% to $867,000, or $0.16 per diluted share ($0.17 per basic share), compared with $465,000, or $0.11 per share (basic and diluted) for the first half of 2005.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Our business momentum continues to accelerate, as demonstrated by our success in achieving another quarter of record revenues and important new Design Wins while continuing to expand our product lines and increase our market penetration. During the quarter, we achieved two prestigious new Design Wins, one from a $10 billion North American networking/communications company, and another from a top-tier Japanese server manufacturer, our first-ever Design Win in Japan. These successes position us even more firmly as a major industry player.

        “Our focus going forward is to build our revenues to the next level, primarily by diversifying our sales mix, increasing our market reach and extending our product portfolio. During the quarter, we began to enjoy increased demand for our ‘lower-end’ offerings in addition to the ‘higher-end’ solutions that originally attracted many of our current customers. We view this as a testament to the high regard with which existing and potential customers view our technology, quality and service capabilities and a significant incremental opportunity.

        “Our close customer relationships are also paying off via the insight that they give us into unmet market needs. During the second quarter we launched a significant R&D effort to develop a new line of specialized encryption products that will expand the range of solutions we can offer existing and potential security/networking appliance customers. We also made important one-time R&D investments to extend our ROHS (Reduction Of Hazardous Substances) compliant product lines and to secure additional regulatory approvals. In parallel, we are working to penetrate important emerging markets, including China, and to capitalize on the opportunities that our prestigious new Design Wins are opening up for us in Japan and other regions.”

        Mr. Orbach concluded, “Taken as a whole, we are following a strategy that we believe will build the Company to the next level, and pleased with our progress to date. With clear technological leadership, a top-tier customer base and a growing portfolio of superb products that addresses the needs of significant untapped markets, we believe we are well positioned and continue working to achieve our full potential.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended June 30,		Six-month period ended June 30,

	2006	2005	2006	2005

Sales	$3,635	$2,638	$6,922	$4,918
Cost of sales	2,317	1,589	4,285	2,964

Gross profit	1,318	1,049	2,637	1,954

Research and development costs,
gross	508	364	908	768
Less – royalty bearing participations	(3)	8	(3)	44

Research and development costs, net	511	356	911	724

Selling and marketing expenses	276	212	496	446
General and administrative	208	189	414	346

	995	757	1,821	1,516

Operating income (Loss)	323	292	816	438

Financial income (expenses), net	(4)	23	51	27

Income (Loss) before taxes on income	319	315	867	465
Taxes on income	---	---	---	---

Net income (Loss)	$319	$315	$867	$465

Basic income (Loss) per share	$0.06	$0.07	$0.17	$0.11

Weighted average number of shares
outstanding - Basic EPS (in thousands)	5,198	4,247	5,077	4,223

Diluted income (Loss) per share	$0.06	$0.07	$0.16	$0.11

Weighted average number of shares
outstanding – Diluted EPS (in
thousands)	5,418	4,397	5,312	4,331

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2006 (Unaudited)	December 31, 2005 (Unaudited)

Assets

Current assets
Cash and cash equivalents	$3,511	$2,276
Short term investments	509	-
Trade receivables	2,906	2,395
Other receivables	385	453
Inventories	3,652	2,994

	10,963	8,118

Long term investments	3,287	-
Severance pay fund	667	587
Property and equipment, net	338	292
Other assets	44	48

Total assets	$15,299	$9,045

Liabilities and shareholder's equity

Current liabilities
Short-term bank credit	-	500
Trade payables	2,055	2,020
Other payables and accrued liabilities	741	822

Total current liabilities	2,796	3,342

Liability for severance pay	1,127	1,031

Total liabilities	3,923	4,373

Shareholders' Equity
Share capital and additional paid in
capital	11,801	5,964
Treasury stock	(38)	(38)
Retained earnings (deficit)	(387)	(1,254)

	11,376	4,672

Total liabilities and shareholders equity	$15,299	$9,045